UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SHELLS SEAFOOD RESTAURANTS, INC.

(Name of Issuer)

Common Stock $0.01 par value

(Title of Class of Securities)

822809109

(CUSIP Number)

May 31, 2007

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ ☐ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

Page 2 of 5 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

PEQUOT CAPITAL MANAGEMENT, INC.

06-1524885

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☐

3	SEC Use Only

4	Citizenship or Place of Organization

CONNECTICUT

	5	Sole Voting Power
Number of Shares		1,333,330
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 1,333,330
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,333,330

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

6.6%

12	Type of Reporting Person (See Instructions)
IA, CO

Page 3 of 5 Pages

Item	1(a)	Name of Issuer: Shells Seafood Restaurants (the "Issuer").

1(b)	Address of the Issuer's Principal Executive Offices:
16313 North Dale Mabry Highway, Suite 100, Tampa, FL 33618

Item	2(a) – (c)	Name, Principal Business Address, and Citizenship of Person Filing:
Pequot Capital Management, Inc., 500 Nyala Farm Road, Westport, CT, 06880,
which is a Connecticut corporation.

2(d)	Title of Class of Securities: Common Stock, $0.01 par value

2(e)	CUSIP Number: 822809109

Item	3.	This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).

Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item	4.	Ownership:

Ownership as of May 31, 2007 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of the Reporting Person.

The number of shares reported in items (5) – (9) and (11) consists of 1,333,330 shares of common stock underlying warrants held for the accounts of the Reporting Person’s clients.

Item	5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item	6.	Ownership of More than Five Percent on Behalf of Another Person:

The Reporting Person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the Reporting Person exercises over its clients' accounts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item	8.	Identification and Classification of Members of the Group:

Not applicable.

Item	9.	Notice of Dissolution of Group:

Not applicable.

Page 4 of 5 Pages

Item	10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 11, 2007	PEQUOT CAPITAL MANAGEMENT, INC.
	By:	/s/ Aryeh Davis
	Name:	Aryeh Davis
	Title:	Chief Operating Officer,
General Counsel and Secretary